DJ Holdings, LLC
Statement of Cash Flow
Unadjusted Cash Flow
"Unaudited"

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	(48,417)	(55,634)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Net (increase) decrease in:		
Inventory	(5,356)	-
Prepaid expenses and other current assets	(630)	(14,919)
Net increase (decrease) in:		
Accounts payable	8,735	137
Deferred Revenue	(1,844)	1,844
Net Cash From Operating Activities	(47,511)	(68,573)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of PPE	(1,336)	(83,535)
Net Cash From Investing Activities	(1,336)	(83,535)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net Activity on Loans	(8,960)	47,833
Member Contributions	57,052	100,959
Net Cash From Financing Activities	48,092	148,792
NET CHANGE IN CASH	(756)	(3,316)
CASH, BEGINNING OF YEAR	1,639	4,955
CASH, END OF YEAR	884	1,639